L.L.

SEC
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MAR 01 2017

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17008775

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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SEC FILE NUMBER
8-53239

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashton Stewart & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 43rd Floor
(No. and Street)

New York (City) — NY (State) — 10024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

4Brent Hippert 443-541-8400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexandra Street, Suite 4 (Address) — Marietta (City) — GA (State) — 30060 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Brent E. Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashton Stewart & Co., Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

CFO

Title

Notary Public

ELAINE D. SMITH NOTARY PUBLIC HARFORD COUNTY, MARYLAND EXP 6-26-2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ASHTON STEWART & CO., INC.

## REPORT PURSUANT TO RULE 17a-5

## FINANCIAL STATEMENTS
## AND
## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

**Ashton Stewart & Co., Inc.**
**Table of Contents**


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Stockholder's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-8 |
| SUPPLEMENTAL INFORMATION | |
| Schedule I – Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission | 9 |
| Schedule II & III. Management Statement from Exemption 15c3-3 | 10 |
| Review Report Of The Independent Registered Accounting Firm Of Firm's 17a-5(d)(4) Exemption Report | 11 |
| Exemption Report Of Ashton Stewart & Co., Inc. Pursuant To Securities And Exchange Commission Rule 17a-5(d)(4) | 12 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Ashton Stewart & Co., Inc.

We have audited the accompanying statement of financial condition of Ashton Stewart & Co., Inc. as of December 31, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Ashton Stewart & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Stewart & Co., Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Ashton Stewart & Co., Inc.'s financial statements. The supplemental information is the responsibility of Ashton Stewart & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

## Ashton Stewart & Co., Inc.
## Statement of Financial Condition
## December 31, 2016

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and Cash Equivalents | $ | 16,654 |
| Total current assets | | 16,654 |
| Total assets | $ | 16,654 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| LIABILITIES: | | |
| Accrued expenses | $ | 100 |
| | | 100 |
| STOCKHOLDER'S EQUITY: | | |
| Preferred stock, 20,000,000 undesignated shares authorized no shares issued and outstanding | | |
| Common stock, $.001 par value, 80,000,000 shares authorized, 8,500,000 shares issued and outstanding | | 8,500 |
| Additional paid-in capital | | 317,436 |
| Accumulated (deficit) | | (309,382) |
| **Total Stockholder's Equity** | | 16,554 |
| Total Liabilities and stockholders' equity | $ | 16,654 |

The accompanying notes are an integral part of these financial statements.

## Ashton Stewart & Co., Inc.
## Statement of Operations
## For The Year Ended December 31, 2016

| | |
|---|---|
| **REVENUES:** | |
| Revenues | $ 333,057 |
| Total revenues | 333,057 |
| **EXPENSES:** | |
| Consulting Fees, Commissions, Payroll | 303,789 |
| Regulatory fees | 14,063 |
| Technology Costs | 8,533 |
| Other operating | 9,797 |
| Total expenses | 336,182 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | |
| Provision for income taxes | - |
| NET LOSS | $ (3,125) |

The accompanying notes are an integral part of these financial statements.

**Ashton Stewart & Co., Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2016**

| | Common Stock | | Additional Paid in | Accumulated | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | (Deficit) | Total |
| Balance, December 31, 2015 | 8,500,000 | $ 8,500 | $ 307,436 | $ (306,257) | $ 9,679 |
| Contributions from stockholder | | | 10,000 | | 10,000 |
| Net Loss | | | | (3,125) | (3,125) |
| Balance, December 31, 2016 | 8,500,000 | $ 8,500 | $ 317,436 | $ (309,382) | $ 16,554 |

The accompanying notes are an integral part of these financial statements.

## Ashton Stewart & Co., Inc.
## Statement of Cash Flows
## For The Year Ended December 31, 2016

| | |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net loss | $ (3,125) |
| Adjustments to reconcile net loss to net cash Provied by operating activities: | |
| Accounts payable | (2,883) |
| Accrued expenses | 100 |
| Net cash used by operating activities | (5,908) |
| **FINANCING ACTIVITIES** | |
| Contributed capital | 10,000 |
| Net cash (provided) financing by activities | 10,000 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 4,092 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 12,562 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 16,654 |

The accompanying notes are an integral part of these financial statements.

## Note 1 – Organization and summary of significant accounting policies

### Organization

Ashton Stewart & Co., Inc. (the Company), formerly MAS Capital Securities, Inc. and Vantage Securities, Inc., was incorporated as MAS Trade.net, Inc., on September 27, 1999, in the State of Indiana. On October 29, 2001, the Company changed its name to MAS Capital Securities, Inc.

During November 2002, the Company's sole shareholder entered into an agreement to sell all of the issued and outstanding shares of the Company to Vantage Advisor Group, LLC (VAG or LLC). The name was then changed to Vantage Securities, Inc.

During 2010, in an effort to rebrand the firm to more adequately reflect its investment banking line of business the name was changed to Ashton Stewart & Co., Inc.

During 2015 the shares of the Company were sold. The Company will continue to operate under the new ownership. The new ownership has injected capital into the Company and will continue to do so to ensure the Company meets regulatory requirements.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA).

### Revenue recognition

Wholesale fees on the sale of insurance products to other broker-dealers are recognized as earned, normally, when the sales are completed, the amounts can be reasonably estimated and the collection assured. Registered representative commissions and related expenses are recorded when earned and incurred on a monthly basis according to agreements. The Company is evaluating new revenue recognition standards for broker-dealers and will implement as required.

### Income taxes

The Company follows FASB ASC 740-10 for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. The Company has no uncertain tax positions at December 31, 2016.

### Note 1 – Organization and summary of significant accounting policies - continued

Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non- current depending on the periods in which the temporary differences are expected to reverse.

#### Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

#### Cash and cash equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2016.

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to significant credit risk related to cash.

#### Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. Generally Accepted Accounting Principles and is required by the SEC and FINRA.

### Note 2 – Income taxes

The Company has unused Federal Income Tax operating loss carry forwards related to our operations of approximately $359,795 which expire between 2027 and 2032. The Company has not recorded a deferred tax asset reflecting any benefit of future tax benefits as in the judgment of the Company the utilization is not considered probable.

### Note 3 – Net capital requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $16,554, which was $11,554 in excess of its required net capital of $5,000. The Company's percentage of aggregative indebtedness to net capital was .06% .

### Note 4 – Subsequent Events

Subsequent events have been evaluated through February 27, 2017, which is the date the financial statements were issued. The Company has determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

### Note 5 – Concentrations

The Company had 63% of its Revenue from one customer in 2016.

**Ashton Stewart & Co., Inc.**
**Schedule I - Computation Of Net Capital Under Rule 15c3-1**
**Of The Securities And Exchange Commission**
**December 31, 2016**

| | | |
|---|---|---|
| Stockholder's Equity per Statement of Financial Condition | $ | 16,554 |
| Less: Nonallowable assets | | - |
| Net capital | $ | 16,554 |
| Aggregate indebtedness - items included in financial statements | $ | 100 |
| Basic net capital requirement ($5,000 minimum) | $ | 5,000 |
| Excess net capital | $ | 11,554 |
| Precent aggregate indebtedness to net capital | | 0.6% |

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA

**Ashton Stewart & Co., Inc.**
**Schedules II & III - Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3**
**December 31, 2016**

## SCHEDULE II

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

## SCHEDULE III

### INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Ashton Stewart & Co., Inc.

We have reviewed management's statements, included in Ashton Stewart & Co., Inc.'s Annual Exemption Report, in which (1) Ashton Stewart & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ashton Stewart & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Ashton Stewart & Co., Inc. stated that Ashton Stewart & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Ashton Stewart & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ashton Stewart & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 27, 2017

goldman

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

**ASHTON STEWART & CO., INC**
**1271 AVENUE OF AMERICAS**
**43RD FLOOR**
**NEW YORK, NY 10020**

## Exemption Report

Ashton Stewart & Co.,Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent E. Hippert
Title: CFO
February 27, 2017